As filed with the Securities and Exchange Commission on April 30, 2004.

Registration No. 333-112461

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 1

FORM S-3

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

POZEN INC.

(Exact Name of Registrant as Specified in Its Charter)

Delaware	62-1657552
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification No.)

1414 Raleigh Road, Suite 400

Chapel Hill, North Carolina 27517

(919) 913-1030

(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

John R. Plachetka, Pharm.D.

Chairman and Chief Executive Officer

POZEN Inc.

1414 Raleigh Road, Suite 400

Chapel Hill, North Carolina 27517

(919) 913-1030

(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent For Service)

Copies to:

Linda L. Griggs, Esq.

Morgan, Lewis & Bockius LLP

1111 Pennsylvania Avenue, NW

Washington, D.C. 20004

(202) 739-3000

Approximate date of commencement of proposed sale to the public:  From time to time after the effective date of this Registration Statement, as determined by market conditions.

If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.  ☐

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 (the “Securities Act”), other than securities offered only in connection with dividend or interest reinvestment plans, check the following box.  ☒

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.  ☐

The information in this prospectus is not complete and may be changed or supplemented. No securities described in this prospectus can be sold until the registration statement that we filed to cover the securities has become effective under the rules of the Securities and Exchange Commission. This prospectus is not an offer to sell the securities, nor is it a solicitation of an offer to buy the securities in any state where an offer or sale of the securities is not permitted.

SUBJECT TO COMPLETION, dated April 30, 2004

Prospectus

8,540,000 Shares

POZEN INC.

Common Stock

We may offer up to an aggregate of 8,000,000 shares of our common stock. In addition, the Selling Stockholders named in this prospectus may offer up to an aggregate of 540,000 shares of our common stock. However, any such offers will be made only pursuant to an underwritten public offering.

Our common stock is listed on The Nasdaq National Market under the symbol “POZN.” The last reported sale price of our common stock on The Nasdaq National Market on April 29, 2004 was $11.98 per share. We may sell the shares of common stock through underwriters, through dealers, directly to one or more institutional purchasers or through agents.

Investing in shares of our common stock involves risk. See “ Risk Factors” beginning on page 3 of this prospectus. You should read this document and any prospectus supplement carefully before you invest.

This prospectus will allow us and the Selling Stockholders to offer for sale shares of our common stock over time. We will provide a prospectus supplement each time we issue any shares of common stock, which will inform you about the specific terms of that offering and may also supplement, update or amend information contained in this document.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this Prospectus is April     , 2004.

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ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that we have filed with the SEC using a “shelf” registration process. Under the shelf registration process, we or the Selling Stockholders may sell from time to time the shares of common stock described in the prospectus in one or more offerings. You should rely only on the information contained in this prospectus and the documents incorporated by reference. We have not authorized anyone to provide you with information different from that contained in this prospectus. Each time that we sell shares of common stock under this prospectus we will provide a prospectus supplement that will contain specific information about the terms of that offering. The Selling Stockholders may sell none, some or all of the shares of common stock offered by the Selling Stockholders under this prospectus. Each time that the Selling Stockholders sell shares of common stock under this prospectus we will provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement may also add to, update or change information in this prospectus. The information in this prospectus is accurate as of its date. You should carefully read this prospectus, the prospectus supplement and the documents that we have incorporated by reference below.

Unless the context otherwise requires, references in this prospectus to “we,” “us” and “our” refer to POZEN Inc. and its subsidiaries. To understand this offering fully, you should read this entire document carefully, particularly the “Risk Factors” section, as well as the documents identified in the section titled “Where You Can Find More Information.”

WHO WE ARE

POZEN is a pharmaceutical company committed to developing therapeutic advancements for diseases with unmet medical needs where it can improve efficacy, safety, and/or patient convenience. Since our inception, we have developed what we believe to be the largest and most advanced product pipeline in the field of migraine. We are also exploring the development of product candidates in other pain-related therapeutic areas.

We currently have three product candidates in the migraine area. MT 100, a combination of metoclopramide hydrochloride and naproxen sodium, is being developed to be a preferred prescription therapy for migraine attacks. We have completed all planned Phase 3 pivotal clinical trials for MT 100, which consistently demonstrated MT 100’s effectiveness in treating migraine pain. In July 2003, we submitted a New Drug Application, or NDA, to the U.S. Food and Drug Administration, or FDA, for MT 100. The NDA was accepted for filing by the FDA in October 2003. On January 27, 2004, we submitted to the FDA the report of the results of a two-year rat carcinogenicity study, thereby completing our NDA submission. We believe that the results of the study provided no evidence that the concomitant administration of maximum tolerated doses of metoclopramide and naproxen produced any statistically significant differences in the occurrences and types of tumors from those seen with metoclopramide alone. None of the tumors observed in the study were considered to have been caused directly by the administration of metoclopramide; all were considered to have been caused by the chronic elevation of the hormone prolactin resulting from administration of the metrocopramide. We believe that the results indicate that MT 100 does not increase the known carcinogenicity risk that is seen from metoclopramide alone. We cannot provide assurance that the FDA, after completing its analysis, will not reach a different conclusion. We expect the FDA to complete its review of the NDA by May 31, 2004, or 10 months after the date of the FDA’s receipt of our NDA in July 2003, which is the FDA’s performance goal for review of NDAs established as a result of the Prescription Drug User Fee Act.

In October 2002, we submitted a Marketing Authorization Application, or MAA, for MT 100 to the Medicines and Healthcare Products Regulatory Agency, or MHRA, in the United Kingdom (UK). If approved in the UK, we will seek approval in selected European countries through the European Union Mutual Recognition Procedure. This procedure allows European countries to grant national approvals based upon the review and endorsement of the MHRA in the UK. In September 2003, we received a letter of comments relating to the MAA from an advisory group to the MHRA. We will need to satisfactorily address the issues raised by the advisory group, including providing additional support for the benefits for the combination, in order to obtain approval in the UK.

Our MT 400 technology is the combination of a triptan (5-HT1B/1D agonist) and a long-acting, non-steroidal anti-inflammatory drug (NSAID). MT 400 compounds are being developed to provide acute migraine therapy by combining the activity of two drugs that act by different mechanisms to reduce the pain and associated symptoms of migraine. In June 2003, we signed an agreement with GlaxoSmithKline, or GSK, for the development and commercialization of proprietary combinations of a triptan (5-HT1B/1D agonist) and a long-acting NSAID. The combinations covered by the agreement are among the combinations of MT 400. We plan to commence Phase 3 clinical trials in 2004.

MT 300, a proprietary formulation of injectable dihydroergotamine mesylate, or DHE, in a pre-filled syringe, is being developed to provide long-lasting pain relief for patients needing a convenient injectable therapy for severe migraine attacks. In September 2003, we signed an agreement with Xcel Pharmaceuticals, Inc, or Xcel, for the further development and commercialization of MT 300. In October 2003, we received a not-approvable letter from the FDA related to our MT 300 NDA, which was submitted in December 2002, based on the FDA’s conclusion that we had not submitted substantial evidence of effectiveness for MT 300 as an acute treatment for migraine. The FDA noted that, although MT 300 provided a statistically significant improvement over placebo on the pre-defined endpoint of sustained pain relief at 24 hours post dose as well as relief of pain at two hours post dose, the incidence of nausea was statistically significantly higher following MT 300 treatment versus placebo at two hours. No clinical safety issues were identified in the letter, nor were any non-clinical issues cited as impacting the FDA’s decision to issue the not-approvable letter. In March 2004, we submitted a response to the FDA’s not-approvable letter and were notified in April 2004 that the FDA considered our response incomplete because it did not include sufficient information responsive to a question regarding the testing procedures in the manufacturing process for MT 300. We plan to submit the additional information during the second quarter of 2004.

We plan to enter into collaborations with established pharmaceutical or pharmaceutical services companies to commercialize and manufacture our product candidates. We have entered into three collaborations for the development and commercialization of our migraine product candidates: a collaboration with GSK relating to MT 400; a collaboration with Xcel relating to MT 300; and a collaboration with Nycomed Danmark ApS, or Nycomed, relating to MT 100. GSK will have exclusive rights in the United States to commercialize all combinations which combine GSK’s triptans with a long-acting NSAID. Xcel will have exclusive rights in the United States to commercialize MT 300. Nycomed will have exclusive rights in Denmark, Sweden, Norway and Finland to commercialize MT 100 upon its approval in these countries. We may also elect in certain circumstances to develop sales and distribution capabilities internally to commercialize one or more of our product candidates.

We have not obtained regulatory approval for any of our product candidates and do not currently have commercialization or manufacturing capabilities.

We have incurred losses attributable to common stockholders of $136.8 million since our inception and have not generated any revenue from product sales. As of December 31, 2003, our accumulated deficit was $109.2 million.

Our principal executive office is located at 1414 Raleigh Road, Suite 400, Chapel Hill, North Carolina 27517, and our telephone number is (919) 913-1030.

RISK FACTORS

You should carefully consider the following risk factors and the section entitled “Forward-Looking Statements” before you decide to buy our common stock.

Risks Related to Our Business

Our business is subject to certain risks and uncertainties, each of which could materially adversely affect our business, financial condition, cash flows and results of operations.

We depend heavily on the success of our product candidates, which may never be approved for commercial use. If we are unable to develop, gain approval of or commercialize those product candidates, we may never be profitable.

We anticipate that for the foreseeable future our ability to achieve profitability will be dependent on the successful development, approval and commercialization of our current product candidates, particularly MT 100 and MT 400. Many factors could negatively affect the success of our efforts to develop and commercialize our product candidates, including those discussed in the risk factors that follow as well as significant increases in the costs of any of our studies or clinical trials, negative, inconclusive or otherwise unfavorable results from any studies or clinical trials, such as those that we obtained with respect to MT 500, which led to our decision to discontinue development of that product candidate in 2002, and failure to achieve market acceptance of our product candidates.

We have incurred losses since inception and we may continue to incur losses for the foreseeable future. We do not have a current source of product revenue.

We have incurred losses in each year since our inception. As of December 31, 2003, we had an accumulated deficit of approximately $109.2 million. Our ability to achieve profitability is dependent on a number of factors, principally the development, regulatory approval and successful commercialization of our product candidates. We expect that the amount of our operating losses will fluctuate significantly from quarter to quarter principally as a result of increases and decreases in our development efforts and the timing of payments that we may receive from others. Our only current sources of revenue are the payments we receive pursuant to our collaboration agreements with Nycomed for MT 100, GSK for MT 400 and Xcel for MT 300. We expect to continue to incur significant operating losses and do not know when or if we will generate product revenue.

If we, or our collaborators, do not obtain and maintain required regulatory approvals for one or more of our product candidates, we will be unable to commercialize those product candidates and may also be required to pay termination payments under certain of our collaboration agreements.

Our product candidates under development are subject to extensive domestic and foreign regulation. The FDA regulates, among other things, the development, testing, manufacture, safety, efficacy, record keeping, labeling, storage, approval, advertisement, promotion, sale and distribution of pharmaceutical products in the United States. If we market our products abroad, they are also subject to extensive regulation by foreign governments. None of our product candidates have been approved for sale in the United States or any foreign market.

In the United States, a separate NDA or supplement must be filed with respect to each indication for which marketing approval of a product is sought. Each NDA, in turn, requires the successful completion of preclinical, toxicology, genotoxicity and carcinogenicity studies, as well as clinical trials demonstrating the safety and efficacy of the product for that particular indication. We may not receive regulatory approval of any of the NDAs that we file with the FDA or of any approval applications we may seek outside the United States. For example, as described in the two risk factors that follow, we are currently seeking to resolve issues raised by the FDA related to our MT 300 NDA and by the MHRA related to our MAA for MT 100 in the UK. If we are unable to obtain and maintain FDA and foreign governmental approvals for our product candidates, we, alone or through our collaborators, will not be permitted to sell them.

Further, our collaborators may require us to make certain payments to them. For example, if we are unable to satisfactorily resolve the issues in the MT 300 not-approvable letter we have received from the FDA, we may elect to discontinue seeking approval of the NDA for MT 300 and under the terms of our agreement with Xcel, we would be required to pay to Xcel a termination fee of $1.0 million. In addition, we would forfeit the ability to receive potential milestone payments of up to $8.0 million under the agreement.

Approval of a product candidate may be conditioned upon certain limitations and restrictions as to the drug’s use, or upon the conduct of further studies, and is subject to continuous review. The FDA may also require us to conduct additional post-approval studies. These post-approval studies may include carcinogenicity studies in animals or further human clinical trials. The later discovery of previously unknown problems with the product, manufacturer or manufacturing facility may result in criminal prosecution, civil penalties, recall or seizure of products, or total or partial suspension of production, as well as other regulatory action against our product candidates or us. If approvals are withdrawn for a product, or if a product is seized or recalled, we would be unable to sell that product and our revenues would suffer.

We and our contract manufacturers are required to comply with the applicable FDA current Good Manufacturing Practices (“cGMP”) regulations, which include requirements relating to quality control and quality assurance, as well as the corresponding maintenance of records and documentation.

Further, manufacturing facilities must be approved by the FDA before they can be used to manufacture our product candidates, and are subject to additional FDA inspection. We, or our third-party manufacturers, may not be able to comply with cGMP regulations or other FDA regulatory requirements, which could result in a delay or an inability to manufacture the products.

Labeling and promotional activities are subject to scrutiny by the FDA and state regulatory agencies and, in some circumstances, the Federal Trade Commission. FDA enforcement policy prohibits the marketing of unapproved products as well as the marketing of approved products for unapproved, or off-label, uses. These regulations and the FDA’s interpretation of them may impair our ability to effectively market products for which we gain approval. Failure to comply with these requirements can result in regulatory enforcement action by the FDA. Further, we may not obtain the labeling claims we believe are necessary or desirable for the promotion of our product candidates.

We may not be able to address satisfactorily the comments received on our Marketing Authorization Application for MT 100. This would adversely impact our ability to market MT 100 in the UK or to use the mutual recognition procedure in the European Union, which would cause substantial delays or could prevent marketing approval of MT 100 in certain countries in the European Union.

In October 2002, we submitted our Marketing Authorization Application (“MAA”) for MT 100 to the Medicines and Healthcare Products Regulatory Agency (“MHRA”) in the UK. In September 2003, we received a letter of comments relating to the MAA from the MHRA Advisory Committee. We had been advised by the MHRA that the MHRA Advisory Committee would be consulted on the MAA, consistent with the MHRA’s usual practice. Although the MHRA is not bound by the MHRA Advisory Committee’s comments, it typically agrees with the MHRA Advisory Committee’s opinions. We provided additional data to the MHRA Advisory Committee in March 2004 to address the MHRA Advisory Committee’s questions. We can give no assurance that the MHRA Advisory Committee will accept the supplemental information as supportive of the safety and efficacy of MT 100 and recommend approval of the MAA to the MHRA. Without approval of our MAA by the UK regulatory authorities, we would not be able to market MT 100 in the UK. Further, we would need to obtain approval of MT 100 in another country in the European Union in order to utilize the mutual recognition procedures in other European Union countries, which would result in increased expenses and time delays.

Even if we are able to obtain approvals in the European Union to market MT 100, our licensees will not be able to sell MT 100 successfully in some of those European Union countries unless they price MT 100 competitively and obtain necessary regulatory approvals for reimbursement to the patient. In some countries, our licensees will need to enter into discussions with the appropriate governmental authorities pursuant to each of such country’s individual requirements. Those discussions could further delay successful commercialization of MT 100 because of the time-consuming review processes in some of those countries.

We may not be able to convince the FDA to reverse its conclusions in its not-approvable letter on MT 300, which would eliminate altogether the revenue we expected to receive from MT 300, both under our collaborative agreement with Xcel and otherwise.

In December 2002, we submitted an NDA for MT 300 to the FDA, which was accepted for filing by the FDA in February 2003. In October 2003, we received a not-approvable letter from the FDA related to our MT 300 NDA. The letter was issued based on the FDA’s conclusion that we had not submitted substantial evidence of effectiveness for MT 300 as an acute treatment for migraine. The FDA noted that, although MT 300 provided a statistically significant improvement over placebo on the pre-defined endpoint of sustained pain relief at 24 hours post dose as well as relief of pain at two hours post dose, the incidence of nausea, one of the associated symptoms of migraine, was statistically significantly higher following MT 300 treatment versus placebo at two hours.

In March 2004, we submitted a response to the FDA’s not-approvable letter and were notified in April 2004 that the FDA considered our response incomplete because it did not include sufficient information responsive to a question regarding the testing procedures in the manufacturing process for MT 300. We plan to submit the additional information during the second quarter of 2004. There is no assurance that the FDA will accept the supplemental information we submit as supportive of the efficacy of MT 300 in the acute treatment of migraine or that it will approve the NDA as submitted. Even if the FDA were to approve MT 300, as a condition of approval, the FDA could request or require additional studies or analyses of existing data which could require us to incur additional costs and expenses, which could be significant and would delay the commercialization of MT 300.

Our need to collaborate with third parties to develop and commercialize our products may result in delays in product development and lost revenues, restricting our ability to commercialize our products.

Under our current strategy, and for the foreseeable future, we expect to depend upon collaborations with third parties to develop our product candidates and we expect to depend substantially upon third parties to commercialize our products. As a result, our ability to develop, obtain regulatory approval of, manufacture and commercialize our existing and any future product candidates depends upon our ability to maintain existing, and enter into and maintain new, contractual and collaborative arrangements with others. We also engage, and intend in the future to continue to engage, contract manufacturers and clinical trial investigators. In addition, the identification of new compounds or product candidates for development has led us, and may continue to require us, to enter into licensing or other collaborative agreements with others, including pharmaceutical companies and research institutions. Collaborative agreements for the acquisition of new compounds or product candidates may require us to pay license fees, make milestone payments and/or pay royalties. Furthermore, these agreements may result in our revenues being lower than if we developed our product candidates ourselves and in our loss of control over the development of our product candidates.

Contractors or collaborators may have the right to terminate their arrangements with us on limited or no notice and for reasons outside of our control. We currently have a collaboration with GSK for the development and commercialization of certain triptan combinations using our MT 400 technology in the United States and collaborations with Nycomed in the Nordic countries and Xcel in the United States for the development and commercialization of MT 100 and MT 300, respectively. In all of these collaboration and license agreements, our licensees have the right to terminate the agreement upon a default by us. In addition, GSK is entitled to terminate its agreement upon 90 days’ notice; Nycomed is entitled to terminate its agreement if the MAA for MT 100 is not approved by a specified date or is withdrawn and can terminate the applicability of the agreement to a particular country if we withdraw the required regulatory application in that country; and Xcel is entitled to terminate its agreement if we choose to withdraw the NDA for MT 300. If these licensees exercise their termination rights, or if we are not able to establish additional research and development collaborations or licensing arrangements, it will be difficult for us to develop and commercialize these and our other product candidates. Moreover, any future collaborations or licensing arrangements may not be on terms favorable to us.

Our current or any future collaborations or licensing arrangements ultimately may not be successful. Our agreements with collaborators typically allow them some discretion in electing whether to pursue such activities or with respect to the timing of the development, such as our agreement with GSK that enables GSK to determine the exact composition of MT 400 for use in the next phase of trials. If any collaborator were to breach its agreement with us or otherwise fail to conduct collaborative activities in a timely or successful manner, the pre-clinical or clinical development or commercialization of the affected product candidate or research program would be delayed or terminated. Any delay or termination of clinical development or commercialization would delay or eliminate our potential product revenues. Other risks associated with contractual and collaborative arrangements with others include the following:

•	We may not have day-to-day control over the activities of our contractors or collaborators.

•	Third parties may not fulfill their regulatory or other obligations.

•	We may not realize the contemplated or expected benefits from collaborative or other arrangements.

•	Business combinations and changes in the contractors or their business strategy may adversely affect their willingness or ability to complete their obligations to us.

•	Disagreements may arise regarding a breach of the arrangement, ownership of proprietary rights, clinical results or regulatory approvals.

These factors could lead to delays in the development of our product candidates, and/or the commercialization of our products, and disagreements with our contractors or collaborators could require or result in litigation or arbitration, which would be time-consuming and expensive. Our ultimate success may depend upon the success and performance on the part of these third parties. If we fail to maintain these relationships or establish new relationships as required, development of our product candidates and/or the commercialization of our products will be delayed.

A collaborator may withdraw support or cease to perform work on our product candidates if the collaborator determines to develop its own competing product candidate instead.

We have entered into collaboration and licensing agreements, and expect to continue to enter into such agreements, with companies that have products and are developing new product candidates that compete or may compete with our product candidates. If a collaborator should decide that the collaborator’s product or a product candidate that the collaborator is developing would be more profitable for the collaborator than our product candidate covered by the collaboration or licensing agreement, the collaborator may withdraw support for our product candidate or may cease to perform under our agreement. In the event of a termination of its agreement upon such cessation of performance, we would need to negotiate an agreement with another collaborator in order to continue the development and commercialization efforts for the product candidate. If we were unsuccessful in negotiating another agreement, we might have to cease development activities of the particular product candidate. Our development and commercialization agreement with GSK is subject to this risk. GSK has publicly disclosed that it is exploring the development of several early-stage compounds for the treatment of migraine. If GSK decides to focus its development and commercialization efforts on its own products rather than continuing to work with us on MT 400, it has the ability to terminate our agreement upon ninety (90) days’ written notice. In such a case, we may need to enter into a new development and commercialization agreement and would need to start the development process for MT 400 all over again. If we were able to negotiate a new development and commercialization agreement to develop MT 400, which is not certain, we would face delays and redundant expenses to develop MT 400.

We need to maintain current agreements and enter into additional agreements with third parties that possess sales, marketing and distribution capabilities, or establish internally the capability to perform these functions, in order to successfully market and sell our future drug products.

We have no sales or distribution personnel or capabilities. If we are unable to maintain current collaborations or enter into additional collaborations with established pharmaceutical or pharmaceutical services companies to provide those capabilities, or alternatively, we are unable to develop internally sales and distribution capabilities, we will not be able to successfully commercialize our products. To the extent that we enter into marketing and sales agreements with third parties, our revenues, if any, will be affected by the sales and marketing efforts of those third parties. Further, we cannot guarantee that, should we elect to develop our own sales and distribution capabilities, we would have sufficient resources to do so, or would be able to hire the qualified sales and marketing personnel we would need.

We need to conduct preclinical, toxicology, genotoxicity and carcinogenicity studies and clinical trials on our product candidates. Any unanticipated costs or delays in these studies or trials, or the need to conduct additional studies or trials or to seek to persuade the FDA to evaluate the results of a study or trial in a different manner, could reduce or delay our revenues and profitability.

Generally, we must demonstrate the efficacy and safety of our product candidates before approval to market can be obtained from the FDA or the regulatory authorities in other countries. Our existing and future product candidates are and will be in various stages of clinical development. Depending upon the stage of the development process of a product candidate, we will need to complete preclinical, toxicology, genotoxicity and carcinogenicity studies, as well as clinical trials, on these product candidates before we submit marketing applications in the United States and abroad. These studies and trials can be very costly and time-consuming. In addition, we rely on third parties to perform significant aspects of our studies and clinical trials, introducing additional sources of risk into our development programs. It should also be noted that results from preclinical testing and early clinical trials are not necessarily predictive of results obtained in later clinical trials involving large scale testing of patients in comparison to control groups.

The successful completion of clinical trials depends upon many factors, including the rate of enrollment of patients. If we are unable to recruit sufficient clinical patients during the appropriate period, we may need to delay our clinical trials and incur significant additional costs. We also rely on the compliance of our clinical trial investigators with FDA regulatory requirements and noncompliance can result in disqualification of a clinical trial investigator and data that is unusable. In addition, the FDA or Institutional Review Boards may require us to conduct additional trials or delay, restrict or discontinue our clinical trials on various grounds, including a finding that the subjects or patients are being exposed to an unacceptable health risk. For example, even though we are entitled to submit an NDA for MT 400 as a 505(b)(2) application, the FDA may require us to conduct more studies or trials than we now believe are necessary. Even though we may have completed all planned clinical trials for a product candidate and submitted an NDA for such product candidate, as we have for MT 100 and MT 300, the FDA may require us to conduct additional clinical trials and studies to support our NDAs. We may determine that it would be necessary to seek to persuade the FDA to evaluate the results of a study or trial in a manner that differs from the way the FDA customarily evaluates results. For example, we are seeking to resolve the FDA’s issues in its not-approvable letter relating to the NDA for MT 300 issued in October 2003. In addition, we may have unexpected results that require us to reconsider the need for certain studies or trials. For example, results from a genotoxicity study involving MT 400 may require us to conduct chronic toxicology and carcinogenicity studies.

Once submitted, an NDA requires FDA approval before we can distribute or commercialize the product described in the application. Even if we determine that data from our clinical trials, toxicology, genotoxicity and carcinogenicity studies are positive, we cannot assure you that the FDA, after completing its analysis, will not determine that the trials or studies should have been conducted or analyzed differently, and thus reach a different conclusion from that reached by us, or request that further trials, studies or analyses be conducted. For example, we believe the results of our recently completed MT 100 two-year rat carcinogenicity study provided no evidence that the concomitant administration of maximum tolerated doses of metoclopramide and naproxen, the two active components in MT 100, produced any statistically significant differences in the occurrences and types of tumors seen with metoclopramide alone. We cannot assure you, however, that the FDA, after completing its analysis, will not reach a different conclusion from that reached by us. Similarly, the FDA may require data in certain subpopulations, such as pediatric use, or if such studies were not previously completed, may require long-term carcinogenicity studies, prior to NDA approval, unless we can obtain a waiver of such a requirement.

We face similar regulatory hurdles in other countries to those that we face in the United States. For example, no assurance can be given that we will be able to satisfactorily address the issues related to MT 100 raised in September 2003 by the advisory group to the MHRA, including providing additional support for the benefits of the MT 100 combination.

Our costs associated with our human clinical trials vary based on a number of factors, including:

•	the order and timing of clinical indications pursued;

•	the extent of development and financial support from collaborative parties, if any;

•	the need to conduct additional clinical trials or studies;

•	the number of patients required for enrollment;

•	the difficulty of obtaining sufficient patient populations and clinicians;

•	the difficulty of obtaining clinical supplies of our product candidates; and

•	governmental and regulatory delays.

We currently depend and will in the future depend on third parties to manufacture our product candidates. If these manufacturers fail to meet our requirements or any regulatory requirements, the product development and commercialization of our product candidates will be delayed.

We do not have, and have no plans to develop, the internal capability to manufacture either clinical trial or commercial quantities of products that we may develop or have under development. We rely upon third-party manufacturers to supply us with our product candidates. We also need supply contracts to sell our products commercially. There is no guarantee that manufacturers that enter into commercial supply contracts with us will be financially viable entities going forward, or will not otherwise breach or terminate their agreements with us. If we do not have the necessary commercial supply contracts, or if our current manufacturer is, or any of our future manufacturers are, unable to satisfy our requirements or meet any regulatory requirements, and we are required to find alternative sources of supply, there may be additional costs and delays in product development and commercialization of our product candidates or we may be required to comply with additional regulatory requirements.

If our competitors develop and commercialize products faster than we do or if their products are superior to ours, our commercial opportunities will be reduced or eliminated.

Our product candidates will have to compete with existing and any newly developed migraine therapies or therapies for any newly developed product candidates for treatment of other diseases. There are also likely to be numerous competitors developing new products to treat migraine and the other diseases and conditions for which we may seek to develop products in the future, which could render our product candidates or technologies obsolete or non-competitive. Our primary competitors will likely include large pharmaceutical companies (including, based upon their current migraine portfolios, GSK, Merck & Co., MedPointe Pharmaceuticals, Johnson & Johnson and Pfizer, Inc.), biotechnology companies, universities and public and private research institutions. Based upon their migraine portfolios, we believe that we face, and will continue to face, intense competition from other companies for securing collaborations with pharmaceutical companies, establishing relationships with academic and research institutions, and acquiring licenses to proprietary technology. These competitors, either alone or with collaborative parties, may succeed with technologies or products that are more effective than any of our current or future technologies or products. Many of our actual or potential competitors, either alone or together with collaborative parties, have substantially greater financial resources, and almost all of our competitors have larger numbers of scientific and administrative personnel than we do. Many of these competitors, either alone or together with their collaborative parties, also have significantly greater experience than we do in:

•	developing product candidates;

•	undertaking preclinical testing and human clinical trials;

•	obtaining FDA and other regulatory approvals of product candidates; and

•	manufacturing and marketing products.

Accordingly, our actual or potential competitors may succeed in obtaining patent protection, receiving FDA approval or commercializing products before we do. Our competitors may also develop products or technologies that are superior to those that we are developing, and render our product candidates or technologies obsolete or non-competitive. If we cannot successfully compete with new or existing products, our marketing and sales will suffer and we may not ever be profitable.

If we are unable to protect our patents or proprietary rights, or if we are unable to operate our business without infringing the patents and proprietary rights of others, we may be unable to develop our product candidates or compete effectively.

The pharmaceutical industry places considerable importance on obtaining patent and trade secret protection for new technologies, products and processes. Our success will depend, in part, on our ability, and the ability of our licensors, to obtain and to keep protection for our products and technologies under the patent laws of the United States and other countries, so that we can stop others from using our inventions.

Our success also will depend on our ability to prevent others from using our trade secrets. In addition, we must operate in a way that does not infringe, or violate, the patent, trade secret and other intellectual property rights of other parties.

We cannot know how much protection, if any, our patents will provide or whether our patent applications will issue as patents. The breadth of claims that will be allowed in patent applications cannot be predicted and neither the validity nor enforceability of claims in issued patents can be assured. If, for any reason, we are unable to obtain and enforce valid claims covering our products and technology, we may be unable to prevent competitors from using the same or similar technology or to prevent competitors from marketing identical products. In addition, due to the extensive time needed to develop and test our products, any patents that we obtain may expire in a short time after commercialization. This would reduce or eliminate any advantages that such patents may give us.

We may need to license rights to third party patents and intellectual property to continue the development and marketing of our product candidates. If we are unable to acquire such rights on acceptable terms, our development activities may be blocked and we may be unable to bring our product candidates to market.

We may enter into litigation to defend ourselves against claims of infringement, assert claims that a third party is infringing one or more of our patents, protect our trade secrets or know-how, or determine the scope and validity of others’ patent or proprietary rights. As a result of such litigation, our patent claims may be found to be invalid, unenforceable or not of sufficient scope to cover the activities of an alleged infringement. If we are found to infringe the patent rights of others, then we may be forced to pay damages in an amount that might irreparably harm our business and/or be prevented from continuing our product development and marketing activities. Even if we are successful in defending any such claims of infringement or in asserting claims against third parties, such litigation is expensive, may have a material effect on our operations, and may distract management from our business operations. Regardless of its eventual outcome, any lawsuit that we enter into may consume time and resources that would impair our ability to develop and market our product candidates.

We have entered into confidentiality agreements with our employees, consultants, advisors and collaborators. However, these parties may not honor these agreements and, as a result, we may not be able to protect our rights to unpatented trade secrets and know-how. Others may independently develop substantially equivalent proprietary information and techniques or otherwise gain access to our trade secrets and know-how. Also, many of our scientific and management personnel were previously employed by competing companies. As a result, such companies may allege trade secret violations and similar claims against us.

If we fail to acquire, develop and commercialize additional products or product candidates, or fail to successfully promote or market approved products, we may never achieve profitability.

As part of our business strategy, we plan to identify, self-invent and acquire product candidates or approved products in areas in which we possess particular knowledge. Because we do not directly engage in basic research or drug discovery, we may rely upon third parties to sell or license product opportunities to us. Other companies, including some with substantially greater financial, marketing and sales resources, are competing with us to acquire such products. We may not be able to acquire rights to additional products on acceptable terms, if at all. In addition, we may acquire new products with different marketing strategies, distribution channels and bases of competition than those of our current products. Therefore, we may not be able to compete favorably in those product categories.

None of our future products may be accepted by the market.

Even if our product candidates perform successfully in clinical trials and are approved by the FDA and other regulatory authorities, our future products may not achieve market acceptance and may not generate the revenues that we anticipate. The degree of market acceptance will depend upon a number of factors, including:

•	the receipt and timing of regulatory approvals;

•	the availability of third-party reimbursement;

•	the indications for which the product is approved;

•	the rate of adoption by healthcare providers;

•	the rate of product acceptance by target patient populations;

•	the price of the product relative to alternative therapies;

•	the availability of alternative therapies;

•	the extent and effectiveness of marketing efforts by us and third-party distributors and agents;

•	the publicity regarding our products or similar products; and

•	the extent and severity of side effects as compared to alternative therapies.

If we do not receive adequate third-party reimbursements for our future products, our revenues and profitability will be reduced.

Our ability to commercialize our product candidates successfully will depend, in part, on the extent to which reimbursement for the costs of such products and related treatments will be available from government health administration authorities, such as Medicare and Medicaid in the United States, private health insurers and other organizations. Significant uncertainty exists as to the reimbursement status of a newly approved healthcare product, particularly for indications for which there is no current effective treatment or for which medical care is typically not sought. Adequate third-party coverage may not be available to enable us to maintain price levels sufficient to realize an appropriate return on our investment in product research and development. If adequate coverage and reimbursement levels are not provided by government and third-party payors for use of our products, our products may fail to achieve market acceptance.

Our future revenues, profitability and access to capital will be affected by the continuing efforts of governmental and private third-party payors to contain or reduce the costs of healthcare through various means. We expect that a number of federal, state and foreign proposals will seek to control the cost of drugs through governmental regulation. We are unsure of the form that any healthcare reform legislation may take or what actions federal, state, foreign and private payors may take in response to the proposed reforms. Therefore, we cannot predict the effect of any implemented reform on our business.

If product liability lawsuits are successfully brought against us, we may incur substantial liabilities and may be required to limit commercialization of our product candidates.

The testing and marketing of pharmaceutical products entails an inherent risk of product liability. Product liability claims might be brought against us by consumers, healthcare providers, pharmaceutical companies or others selling our future products. If we cannot successfully defend ourselves against such claims, we may incur substantial liabilities or be required to limit the commercialization of our product candidates. We have product liability insurance that covers our human clinical trials in an amount equal to up to $10 million annual aggregate limit with a $100,000 deductible per claim. The amount of insurance that we currently hold may not be adequate to cover all liabilities that may occur. However, insurance coverage is becoming increasingly expensive, and no assurance can be given that we will be able to maintain insurance coverage at a reasonable cost or in sufficient amounts to protect us against losses due to liability. We intend to expand our insurance coverage to include the sale of commercial products if we obtain marketing approval for any of our products. We may not be able to obtain commercially reasonable product liability insurance for any products approved for marketing. If a plaintiff brings a successful product liability claim against us in excess of our insurance coverage, if any, we may incur substantial liabilities and our business may fail.

We may need additional funding and may not have access to capital. If we are unable to raise capital when needed, we may need to delay, reduce or eliminate our product development or commercialization efforts.

We may need to raise additional funds to execute our business strategy. We have incurred losses from operations since inception and we may continue to incur additional operating losses. Our actual capital requirements will depend upon numerous factors, including:

•	the progress of our research and development programs;

•	the progress of preclinical studies, clinical and other testing;

•	the time and cost involved in obtaining regulatory approvals;

•	the costs of filing, prosecuting, defending and enforcing any patent claims and other intellectual property rights;

•	the effect of competing technological and market developments;

•	the timing of our receipt, if any, of milestone payments and royalties under collaborative agreements;
•	the effect of changes and developments in, or termination of, our collaborative, licensing and other relationships;

•	the terms and timing of any additional collaborative, licensing and other arrangements that we may establish; and

•	our ability to arrange for the commercialization of our product candidates.

Our average annual operating expenses from 2000 through our 2003 fiscal year were $23.5 million. We are currently expecting operating expenses for the 2004 fiscal year to be between $30.0 million and $34.0 million because of the development activities relating to MT 400 and new exploratory products. Expenses might increase in 2004 if the FDA or the MHRA requires us to conduct additional clinical trials or studies in connection with its consideration of our regulatory filings for MT 100 and MT 300. As of December 31, 2003, we had $60.5 million in cash and cash equivalents. Therefore, if our operating expenses in 2005 are in the same range as our average operating expenses before the current year and we do not obtain additional equity or debt funding or receive any additional milestone payments under any of our collaborative agreements, we may not have sufficient cash reserves to maintain our level of business activities after the end of 2005.

We may be unable to raise sufficient funds to execute our business strategy. In addition, we may not be able to find sufficient debt or equity funding on acceptable terms. If we cannot, we may need to delay, reduce or eliminate research and development programs.

The sale by us of additional equity securities or the expectation that we will sell additional equity securities may have an adverse effect on the price of our common stock. In addition, collaborative arrangements may require us to grant product development programs or licenses to third parties for products that we might otherwise seek to develop or commercialize ourselves.

We depend on key personnel and may not be able to retain these employees or recruit additional qualified personnel, which would harm our research and development efforts.

We are highly dependent on the efforts of our key management and scientific personnel, especially John R. Plachetka, Pharm.D., our Chairman, President and Chief Executive Officer. Dr. Plachetka signed an employment agreement with us on April 1, 1999, as amended and restated on July 25, 2001, for a three-year term with automatic one-year renewal terms. We also entered into employment agreements with certain of our other key management personnel, each of which provides for a two-year term with automatic one-year renewal terms. If we lose the services of Dr. Plachetka, or are unable to replace the services of our key personnel who may leave Pozen, such as Kristina M. Adomonis, who heads our business development efforts, or W. James Alexander, who heads our product development efforts, or if we fail to recruit other key scientific personnel, we may be unable to achieve our business objectives. There is intense competition for qualified scientific personnel. Since our business is very science-oriented, we need to continue to attract and retain such people. We may not be able to continue to attract and retain the qualified personnel necessary for developing our business. Furthermore, our future success may also depend in part on the continued service of our other key management personnel and our ability to recruit and retain additional personnel, as required by our business.

Risks Related to this Offering

Our stock price is volatile, which may result in significant losses to stockholders.

There has been significant volatility in the market prices of biotechnology companies’ securities. Various factors and events may have a significant impact on the market price of our common stock. These factors include:

•	fluctuations in our operating results;

•	announcements of technological innovations, acquisitions or licensing of therapeutic products or product candidates by us or our competitors;

•	published reports by securities analysts;

•	positive or negative progress with our clinical trials or with regulatory approvals of our product candidates;

•	governmental regulation, including reimbursement policies;

•	developments in patent or other proprietary rights;

•	developments in our relationships with collaborative partners;

•	public concern as to the safety and efficacy of our products; and

•	general market conditions.

The trading price of our common stock has been, and could continue to be, subject to wide fluctuations in response to these factors and other factors, including the sale or attempted sale of a large amount of our common stock into the market. From October 16, 2000, when our common stock began trading on the Nasdaq National Market, through April 29, 2004, the high and low closing prices of our common stock ranged from $2.25 to $21.75. Broad market fluctuations may also adversely affect the market price of our common stock.

Sales of substantial amounts of our common stock in the public market could depress our stock price.

We have not sold shares of common stock in a public offering since our initial public offering in October 2000. Accordingly, we have a relatively small number of shares that are traded in the market and three of our stockholders beneficially hold approximately 30% of our standing shares. Any sales of substantial amounts of our common stock in the public market, including sales or distributions of shares by our large stockholders, or the perception that such sales might occur, could harm the market price of our common stock and could impair our ability to raise capital through the sale of additional equity securities.

Anti-takeover provisions in our charter documents and under Delaware law could prevent or delay transactions that our stockholders may favor and may prevent stockholders from changing the direction of our business or our management.

Provisions of our charter and bylaws may discourage, delay or prevent a merger or acquisition that our stockholders may consider favorable, including transactions in which you might otherwise receive a premium for your shares, and may also frustrate or prevent any attempt by stockholders to change the direction or management of POZEN. For example, these provisions:

•	authorize the issuance of “blank check” preferred stock without any need for action by stockholders;

•	provide for a classified board of directors with staggered three-year terms;

•	require supermajority stockholder approval to effect various amendments to our charter and bylaws;

•	eliminate the ability of stockholders to call special meetings of stockholders;

•	prohibit stockholder action by written consent; and

•	establish advance notice requirements for nominations for election to the board of directors or for proposing matters that can be acted on by stockholders at stockholder meetings.

FORWARD-LOOKING STATEMENTS

This registration statement includes “forward-looking statements” within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include, but are not limited to, statements about our plans, objectives, representations and contentions. These forward-looking statements are not historical facts and typically are identified by use of terms such as “may,” “will,” “should,” “could,” “expect,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “continue” and similar words, although some forward-looking statements are expressed differently. You should be aware that the forward-looking statements included herein represent management’s current judgment and expectations, but our actual results, events and performance could differ materially from those in the forward-looking statements. The forward-looking statements are subject to a number of risks and uncertainties, including those discussed herein under “Risk Factors” and include the following:

Risks Related to Our Business

•	the successful development, approval and commercialization of our product candidates;

•	our continued losses and lack of product revenue;

•	our ability to obtain and maintain regulatory approvals;

•	our ability to enter into and maintain collaborations with third parties;

•	our ability to establish or otherwise provide for sales, marketing and distribution capabilities;

•	any delays in the approval of our product candidates or increased costs associated with such approval;

•	our dependence on third parties to manufacture our product candidates;

•	our ability to maintain a competitive position in our industry;

•	our ability to protect our intellectual property rights;

•	our ability to acquire, develop and commercialize additional products or product candidates, or to successfully market approved products;

•	our failure to achieve market acceptance of our approved products;

•	our receipt of third party reimbursements for our approved products;

•	the impact of product liability claims on our business;

•	our access to additional funding and capital; and

•	our dependence on key personnel.

Risks Related to this Offering

•	the volatility of our stock price;

•	the sale of substantial amounts of our common stock; and

•	the anti-takeover provisions in our charter documents.

This above list of factors is not exhaustive but merely illustrative of the many factors that may affect our future performance, financial and competitive position and the accuracy of our forward-looking statements. Accordingly, all forward-looking statements must be evaluated with the understanding of their inherent uncertainty. We do not intend to update any of these factors or to publicly announce the results of any revisions to these forward-looking statements.

USE OF PROCEEDS

Unless we otherwise specify in the applicable prospectus supplement, we intend to add the net proceeds from the sale of our common stock to our general funds. We may use those funds to finance product acquisitions, to fund research and development and for general corporate and working capital purposes. Our management will have broad discretion in the allocation of net proceeds of the offering. We will not receive any of the proceeds from any sale of our common stock made by the Selling Stockholders.

SELLING STOCKHOLDERS

Our Chief Executive Officer and Chairman of the Board of Directors, John R. Plachetka, may from time to time offer and sell, pursuant to this prospectus and any applicable prospectus supplement, up to an aggregate of 500,000 shares of our common stock which he owns through a Revocable Declaration of Trust. Additionally, one of our directors, Peter J. Wise, may from time to time offer and sell up to an aggregate of 40,000 shares. However, any such sales made by the Selling Stockholders will only be made pursuant to an underwritten public offering.

The following table sets forth, as of March 31, 2004, the number of shares of our common stock that the Selling Stockholders beneficially own and the number of shares being registered for sale. The percentage of outstanding shares beneficially owned after the offering assumes that all of the shares offered by the Selling Stockholders will have been sold.

Selling Stockholders	Number of Shares Owned Prior to the Offering		Number of Shares Being Offered	Number and Percentage of Shares Owned After the Offering
Revocable Declaration of Trust u/a dated January 31, 2000, John R. Plachetka, Trustee	4,087,098	(1)	500,000	3,587,098	9.6
Peter J. Wise	465,464	(2)	40,000	425,464	1.1

(1)	Includes (i) 1,726,508 shares of common stock owned by Silver Hill Investments, LLC, which is 50% owned by the John R. Plachetka (“JRP”) Irrevocable Trust, 40% owned by the JRP Revocable Trust, and 10% owned by the Claire A. Plachetka (“CAP”) Revocable Trust, (ii) 1,417,871 shares owned by the JRP Revocable Trust, (iii) 212,900 shares owned by the CAP Revocable Trust, (iv) 248,229 shares owned by the JRP Irrevocable Trust, (v) 434,375 shares issuable pursuant to options exercisable within 60 days, and (vi) 47,215 shares owned directly by John R. Plachetka.
(2)	Includes 30,000 shares of common stock issuable pursuant to options exercisable within 60 days.

PLAN OF DISTRIBUTION

We may sell the shares of common stock through underwriters, through dealers or agents or directly to purchasers. We will describe in the prospectus supplement, the particular terms of any offering of our shares of common stock, including the following:

•	the names of any underwriters;

•	the purchase price and the proceeds we will receive from the sale;

•	any underwriting discounts and other items constituting underwriters’ compensation;

•	any initial public offering price and any discounts or concessions allowed or re-allowed or paid to dealers; and

•	any other information that we think is important.

The Selling Stockholders may from time to time offer and sell, pursuant to this prospectus and any applicable prospectus supplement, up to an aggregate of 540,000 shares of our common stock. In addition, the Selling Stockholders may offer and sell shares of common stock in the open market pursuant to Rule 144.

If we use underwriters in the sale, the shares of common stock may either be offered to the public through underwriting syndicates represented by managing underwriters or by underwriters without a syndicate. The shares of common stock will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, either at a fixed public offering price, or at varying prices determined at the time of sale. Unless otherwise described in the prospectus supplement, the obligations of the underwriters to purchase shares of common stock will be subject to conditions precedent, and the underwriters will be obligated to purchase all the shares of common stock of a series if any are purchased. Underwriters may be deemed to have received compensation from us in the form of underwriting discounts or commissions and may also receive commissions from the purchasers of the shares of common stock for whom they may act as agent. Underwriters may sell these securities to or through dealers. These dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions from the purchasers for whom they act as agent. Any initial offering price and any discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time.

Shares of common stock may be sold directly by us or through agents designated by us from time to time. Any agent involved in the offer or sale of the common stock for which this prospectus is delivered will be named, and any commissions payable by us to that agent will be set forth, in the prospectus supplement. Unless otherwise indicated in the prospectus supplement, any agent will be acting on a best efforts basis for the period of its appointment.

We may authorize agents or underwriters to solicit offers by certain types of institutions to purchase shares of common stock from us at the public offering price set forth in the prospectus supplement pursuant to delayed delivery contracts. These contracts will provide for payment and delivery on a specified date in the future. The conditions to these contracts and the commissions payable for solicitation of such contracts will be set forth in the applicable prospectus supplement.

In connection with an underwritten offering of the shares of common stock, the underwriters may engage in transactions that stabilize, maintain, or otherwise affect the price of the common stock during and after the offering. Specifically, the underwriters may over-allot or otherwise create a short position in the common stock for their own account by selling more shares than we have actually sold to them. The underwriters may elect to cover any short position by purchasing shares in the open market or by exercising the over-allotment option granted to the underwriters. In addition, the underwriters may stabilize or maintain the price of the common stock by bidding for or purchasing shares in the open market and may impose penalty bids, under which selling concessions allowed to syndicate members or other broker-dealers participating in the offering are reclaimed if shares of common stock previously distributed in the offering are repurchased in connection with stabilization transactions or otherwise. The effect of these transactions may be to stabilize or maintain the market price at a level above that which might otherwise prevail in the open market, and these transactions may be discontinued at any time. The imposition of a penalty bid may also affect the price of the common stock to the extent that it discourages resales. No representation is made as to the magnitude or effect of these activities.

Agents, dealers and underwriters may be entitled to indemnification by us against civil liabilities arising out of this prospectus, including liabilities under the Securities Act of 1933, or to contribution for payments which the agents, dealers or underwriters may be required to make relating to those liabilities. Agents, dealers and underwriters may be customers of, engage in transactions with or perform services for us in the ordinary course of business.

Any underwriter may make a market in the common stock, but will not be obligated to do so, and may discontinue any market making at any time without notice. We can not and will not give any assurances as to the liquidity of the trading market for our common stock.

The Company has agreed to bear all of the expenses incurred by it in connection with the registration of the shares of common stock offered under this prospectus, except for any legal fees or similar expenses incurred by the Selling Stockholders.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any document we file with the SEC at the SEC’s public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. The SEC maintains a website at http://www.sec.gov that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. In addition, we maintain a website at http://www.pozen.com and make available free of charge on this website our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act as soon as reasonably practicable after we electronically file such material with, or furnish it to, the SEC.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The SEC allows us to “incorporate by reference” the information we file with them, which means that we can disclose important information to you by referring you to those documents. Statements made in this prospectus as to the contents of any contract, agreement or other documents are not necessarily complete, and, in each instance, we refer you to a copy of such document filed as an exhibit to the registration statement, of which this prospectus is a part, or otherwise filed with the SEC. The information incorporated by reference is considered to be part of this prospectus. When we file information with the SEC in the future, that information will automatically update and supersede this information. We incorporate by reference herein our documents listed below and any future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until all of the shares of common stock that we have registered are sold (other than Current Reports on Form 8-K containing disclosure furnished under Item 9 or Item 12 of Form 8-K and exhibits relating to such disclosures, unless otherwise specifically stated in any such Current Report or Form 8-K):

•	Annual Report on Form 10-K for the fiscal year ended December 31, 2003 filed on February 23, 2004 (File No. 000-31719); and

•	The description of our common stock contained in our registration statement on Form 8-A, filed on October 6, 2000, (File No. 000-31719).

We will provide, upon written or oral request, to each person to whom a prospectus is delivered, a copy of any or all of the information that has been incorporated by reference in the prospectus but not delivered with the prospectus. You may request a copy of these filings, at no cost, by writing us at POZEN Inc., 1414 Raleigh Road, Suite 400, Chapel Hill, North Carolina 27517. Our telephone number is (919) 913-1030.

You should rely only on the information contained in or incorporated by reference in this prospectus and any supplements to this prospectus. We have not authorized anyone to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. You should not assume that the information provided in this prospectus or incorporated by reference in this prospectus is accurate as of any date other than the date on the front of this prospectus or the date of those documents. Our business, financial condition, results of operations and prospects may have changed since those dates.

LEGAL MATTERS

The validity of the shares of common stock offered hereby will be passed upon for us by Morgan, Lewis & Bockius LLP, Washington, D.C. Any underwriters will be advised about other issues relating to any offering by their own legal counsel.

EXPERTS

The financial statements of POZEN Inc. appearing in POZEN Inc.’s Annual Report on Form 10-K for the year ended December 31, 2003 have been audited by Ernst & Young LLP, independent auditors, as set forth in their reports thereon included therein and incorporated herein by reference. Such financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

8,540,000 Shares

8,540,000 Shares

POZEN INC.

Common Stock

Prospectus

April         , 2004

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution

The following table sets forth an estimate of the costs and expenses payable by POZEN Inc. in connection with the offering described in this registration statement. All of the amounts shown are estimates except the Securities and Exchange Commission (“SEC”) registration fee:

Securities and Exchange Commission Registration Fee	$12,886.83
Printing	50,000.00
Accounting Services	50,000.00
Legal Fees	150,000.00
Miscellaneous	0

Total	$262,886.83

Item 15. Indemnification of Directors and Officers

Article Eighth of our charter limits the monetary liability of each of our directors to us and our stockholders for breach of fiduciary duty as a director, except for liability (1) for any breach of the director’s duty of loyalty to us and our stockholders, (2) for acts and omissions not in good faith or that involve intentional misconduct or a knowing violation of law, (3) under Section 174 of the Delaware General Corporation Law, (4) for any transaction from which the director derived an improper personal benefit or (5) for acts or omissions occurring prior to adoption of the charter. Article Ninth of our charter and Section 145 of the Delaware General Corporation Law provide for indemnification of our officers and directors for liabilities and expenses that they may incur in such capacities, subject to the procedures and limitations stated therein. In general, officers and directors are indemnified with respect to actions taken in good faith in a manner reasonably believed to be in, or not opposed to, our best interests, and with respect to any criminal action or proceeding, actions that the indemnitee had no reasonable cause to believe were unlawful. We refer you to our charter and by-laws which are filed as exhibits to Amendment No. 2 to our Registration Statement on Form S-1 (File No. 333-35930).

We have an insurance policy which insures our directors and officers that insures our directors and officers, within the limits and subject to the limitations of the policy, against certain expenses in connection with the defense of actions, suits or proceedings, and certain liabilities that might be imposed as a result of such actions, suits or proceedings, to which they are parties by reason of being or having been directors or officers.

Item 16. Exhibits

The exhibits filed as part of this registration statement are as follows:

Exhibit Number	Description

4.1	Amended and Restated Certificate of Incorporation of the Company. (Incorporated by reference to Exhibit 3.1 to Amendment No. 2 to the Registration Statement on Form S-1 of the Company filed August 11, 2000, File No. 333-35930)

4.2	Amended and Restated By-Laws of the Company. (Incorporated by reference to Exhibit 3.5 to Amendment No. 2 to the Registration Statement on Form S-1 of the Company filed August 11, 2000, File No. 333-35930)

5.1	Opinion of Morgan, Lewis & Bockius LLP *

23.1	Consent of Morgan, Lewis & Bockius LLP (included in Exhibit 5.1)*

23.2	Consent of Ernst & Young LLP**

24.1	Powers of Attorney (included as part of the signature page of this registration statement)*

*	Previously filed

**	To be filed by amendment

Item 17. Undertakings

(a) The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)	To include any prospectus required by section 10(a)(3) of the Securities Act;

(ii)	To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement.

(iii)	To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

provided, however, that paragraphs (1)(i) and (1)(ii) do not apply if the registration statement is on Form S-3, Form S-8 or Form F-3, and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to Sections 13 or 15(d) of the Exchange Act that are incorporated by reference in the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Chapel Hill, State of North Carolina, on this 30th day of April 2004.

POZEN INC.

By:	/s/ John R. Plachetka
John R. Plachetka, Pharm. D
President and Chief Executive Officer

KNOW BY ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints John R. Plachetka and John E. Barnhardt, and each of them, the undersigned’s true and lawful attorneys-in-fact and agents, with full power of substitution and revocation, for and in the undersigned’s name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement and any registration statement filed pursuant to Rule 462(b) under the Securities Act of 1933, as amended, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as the undersigned might or could do in person, hereby ratify and confirming all that said attorneys-in-fact and agents or any of them, or their or his substitutes, may lawfully do or cause to be done by virtue thereof.

Pursuant to the requirements of the Securities Exchange Act of 1933, as amended, this registration statement has been signed below by the following persons on behalf of the registrant and in the capacities indicated, as of April 30, 2004.

	Signature	Title
By:	/s/ John R. Plachetka John R. Plachetka	Chairman of the Board, President and Chief Executive Officer (principal executive officer)

By:	/s/ John E. Barnhardt John E. Barnhardt	Vice President, Finance and Administration (principal accounting officer and principal financial officer)

By:	/s/ * James R. Butler	Director

By:	/s/ * Kenneth B. Lee, Jr.	Director

By:	/s/ * Paul J. Rizzo	Director

By:	/s/ * Bruce A. Tomason	Director

By:	/s/ * Peter J. Wise	Director

*By:	/s/ John R. Plachetka John R. Plachetka (Attorney-in-fact)

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INDEX TO EXHIBITS

Exhibit Number	Description

4.1	Amended and Restated Certificate of Incorporation of the Company. (Incorporated by reference to Exhibit 3.1 to Amendment No. 2 to the Registration Statement on Form S-1 of the Company filed August 11, 2000, File No. 333-35930)

4.2	Amended and Restated By-Laws of the Company. (Incorporated by reference to Exhibit 3.5 to Amendment No. 2 to the Registration Statement on Form S-1 of the Company filed August 11, 2000, File No. 333-35930)

5.1	Opinion of Morgan, Lewis & Bockius LLP *

23.1	Consent of Morgan, Lewis & Bockius LLP (included in Exhibit 5.1) *

23.2	Consent of Ernst & Young LLP **

24.1	Powers of Attorney (included as part of the signature page of this registration statement) *

*	Previously filed
**	To be filed b amendment

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